

August 4, 2015

Via E-mail
R. Pierce Onthank
President and Chief Executive Officer
American Energy Group, Ltd.
1 Gorham Island, Suite 303
Westport, CT 06880

> **Re: American Energy Group, Ltd.**
> **Form 10-K for the Fiscal Year ended June 30, 2014**
> **Filed October 14, 2014**
> **Response letter dated June 12, 2015**
> **File No. 0-26402**

Dear Mr. Onthank:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

h. Oil and Gas Sales Receivable and Revenue Recognition, page F-10

1.   We have read your response to prior comment one, regarding your accounting for the 18% interest in certain revenues of Hycarbex. You describe your initiatives to resolve the matter judicially, and assert that collectability of the receivable is reasonably assured. However, the level of risk indicated in your disclosure, of there being no assurance of collectability, is not compatible with revenue recognition under GAAP, which requires reasonable assurance of collectability. Therefore, if collectability is reasonably assured, eliminate conflicting disclosures; explain how you will recover the balance, considering the level of counterparty opposition; indicate the reasons for any delay in receiving payments from Sui Southern; and specify the timeline for settlement.

As your disclosure on page 11 of your 2015 third quarter report states that you are now the owner of Hycarbex, you should also describe the nature of the assets, liabilities and operations to be acquired/assumed, and explain how and when you intend to establish control over the business and commence consolidation in your financial reporting.

Note 7 – Investment in Oil and Gas Working Interest, page F-16

2.   We note your response to prior comment two, concerning your impairment assessments of the interests in exploration properties in Pakistan which you have reported since 2009, having a carrying value of $1.5 million. You clarify that the operator is Heritage Oil Limited, and state that its stock is traded on the London Stock Exchange. You reference various remarks from its website that were considered in your impairment assessment.

However, we understand the stock of this entity has not been listed on any exchange since it became non-public in June 2014. We also note that the most recent strategic and financial report on its website is dated December 31, 2013, and that the remarks you have cited include neither dates and results of recent evaluations, nor plans to conduct further evaluations of the properties. If your approach to assessment is based on a view towards further evaluation, you would ordinarily need to acquire from the operator a current understanding of any plans to conduct and proceed with evaluation.

Please indicate the dates, nature and substance of any correspondence that you had with Heritage Oil Limited or its new owners, in the course of preparing your 2014 annual report, regarding its plans for evaluating the properties underlying your interests; and of any current information that you have obtained in performing your assessment as of June 30, 2015. Please also submit the disclosure revisions that you propose to comply with Rule 4-10(c)(7)(ii) of Regulation S-X, indicating the current status of the properties and anticipated timing of including the costs in the amortization computation.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour at (202) 551-3360 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director